Exhibit 99.10

Volaris Reports a 13% Increase in Passengers for June 2014

Mexico City, Mexico July 6, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for June 2014.

The total number of booked passengers in June 2014 reached 801 thousand, a 12.6% increase compared to the same period in 2013. Domestic and international booked passengers in June reached 657 and 144 thousand, a 10.2% and 25.4% increase, respectively, compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 11.1% year over year in June 2014. Volaris registered a load factor of 83.7% in June 2014.

The following table summarizes Volaris’ traffic results for the month.

	June 2014	June 2013	Variance		Six Months Ended June 2014	Six Months Ended June 2013	Variance
RPMs (Millions)
Domestic	585	545	7.3%		3,403	3,067	10.9%
International	211	172	23.2%		1,197	1,034	15.8%

Total	796	717	11.1%		4,600	4,101	12.2%

ASMs (Millions)
Domestic	716	657	9.0%		4,247	3,822	11.1%
International	235	193	21.9%		1,418	1,192	18.9%

Total	951	850	11.9%		5,665	5,015	13.0%

Load Factor
Domestic	81.7%	82.9%	(1.2	) pp	80.1%	80.2%	(0.1	) pp
International	90.1%	89.1%	1.0	pp	84.4%	86.7%	(2.3	) pp

Total	83.7%	84.3%	(0.6	) pp	81.2%	81.8%	(0.6	) pp

Passengers (Thousands)
Domestic	657	597	10.2%		3,737	3,357	11.3%
International	144	115	25.4%		817	693	17.9%

Total	801	711	12.6%		4,554	4,050	12.4%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” operations, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 110 and its fleet from four to 48 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 35 cities in Mexico and 14 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com